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                               November 20, 2023

       Jerry Katzman
       Chief Executive Officer
       RetinalGenix Technologies Inc.
       1450 North McDowell Boulevard, Suite 150
       Petaluma, CA 94954

                                                        Re: RetinalGenix
Technologies Inc.
                                                            Post-Effective
Amendment No. 3 to Registration Statement on Form S-1
                                                            Filed November 6,
2023
                                                            File No. 333-258528

       Dear Jerry Katzman:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Post-Effective Amendment No. 3 to Registration Statement on Form S-1

       General

   1. We note that certain of your selling shareholder(s) appear to be registering additional shares on this
post-effective amendment. To the extent this increase in the number of shares represents the
registration of transactions in shares not covered by the registration statement when it was
initially declared effective, explain why you believe you can include additional
shares by means of a post-effective amendment. Refer to Securities
                                                        Act Rule 413. For
additional guidance, see Question 210.01 of Securities Act Rules
                                                        Compliance and
Disclosure Interpretations, available on our public website.
   2. We note your disclosure that this post-effective amendment is being filed pursuant to
                                                        Section 10(a)(3) of the
Securities Act to update the registration statement to include, among other things, the
audited financial statements of the registrant as of and for the year ended December 31,
2022. However, we also note that the most recent financial statement update for this
registration statement was filed via post-effective amendment on June 6,
 Jerry Katzman
RetinalGenix Technologies Inc.
November 20, 2023
Page 2
       2022, which included financial statements as of and for the year ended December 31,
       2021. Under Section 10(a)(3) of the Securities Act, "when a prospectus is used more than nine months after the effective date of the registration statement, the [audited financial]
       information contained therein shall be as of a date not more than sixteen months prior to such use." Please tell us whether you engaged in the offer or sale of your securities using the prospectus during which time the audited financial statements in the prospectus were not current. Refer to Securities Act Rules C&DI Question 212.11.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Benjamin Richie at 202-551-7857 or Katherine Bagley at 202-551-2545
with any other questions.



                                                             Sincerely,

FirstName LastNameJerry Katzman                              Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NameRetinalGenix Technologies Inc.
                                                             Services
November 20, 2023 Page 2
cc:       Leslie Marlow
FirstName LastName